EXHIBIT 1

[Provisional Translation]
December 15, 2009
To Whom It May Concern:
Issuer of Real Estate Investment Trust Securities
Japan Retail Fund Investment Corporation
20th Floor, Tokyo Building
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Representative:	Yorishige Kondo, Executive Director
Securities Code: 8953
Asset Management Company
Mitsubishi Corp.-UBS Realty Inc.
Representative:	Takuya Kuga, President & CEO
Contact:	Fuminori Imanishi, Head of Retail Division
TEL: +81-3-5293-7081
Issuer of Real Estate Investment Trust Securities
LaSalle Japan REIT Inc.
13-10, Nagata-cho 2-chome, Chiyoda-ku, Tokyo
Representative:	Satoru Yamanaka, Executive Director
Securities Code: 8974
Asset Management Company
LaSalle Investment Advisors K.K.
Representative:	Satoru Yamanaka, Representative Director & President
Contact:	Kotaro Yoshikawa, General Manager, Corporate Planning Department
TEL: +81-3-3595-6700
Notice Regarding Execution of Merger Agreement between
Japan Retail Fund Investment Corporation and LaSalle Japan REIT Inc.
Japan Retail Fund Investment Corporation (“JRF”) and LaSalle Japan REIT Inc. (“LJR”) entered into a memorandum of understanding for their merger (the “Memorandum”) as described in the “Notice Regarding Execution of Memorandum of Understanding for Merger of Investment Corporations” released on October 29, 2009, and continued discussions thereafter. JRF and LJR announce that they have decided at their respective board of directors’ meetings held today to implement a merger (the “Merger”) on March 1, 2010 as follows and have executed the merger agreement (the “Merger Agreement”).

Rule 802 Legend
     This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
     It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
     You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

The Merger is subject to approval by the general meeting of unitholders of LJR for the Merger Agreement and the termination of the asset management agreement and approval by the general meeting of unitholders of JRF for the amendments to its article of incorporation, etc. Please refer to “2. (5) Conditions for the Merger” below for details.

1.	Purpose of the Merger
(1)	Background and Purpose of the Merger
In the current environment surrounding J-REITs, with respect to trends in the domestic macro-economy, consumers continue to aim towards savings due to increased employment insecurity and the slump in disposable income. However, a series of economic policies implemented by the government has helped reduce the risk of further recession, and in spite of possible future complications, a gradual recovery can now be expected. Also, although the effects of the policies to stimulate consumer spending by the Democratic Party of Japan are yet unclear, it is believed that if such economic policies focusing on domestic demand succeed, recovery and increase of retail sales can also be expected in the future.
On the other hand, it seems that since April 2009 the environment for fund-raising by J-REITs has been bottoming out, and there are signs of modest recovery in the volume of transactions in the real estate market, such as gradual increases in comparatively attractive investment opportunities.
JRF and LJR, with the purpose of seeking new growth opportunities in this environment, thoroughly considered the criteria of their portfolios, and their growth and financial strategies, and as a result both corporations determined that expansion of the asset scale, improvement of the quality of the portfolio and improved liquidity of investment units to be achieved through the Merger would contribute to improving the unitholder value of both corporations. Therefore, JRF and LJR entered into the Memorandum on October 29, 2009 and with further discussions, they executed the Merger Agreement today.
JRF was incorporated on September 14, 2001, and was listed on the REIT section of the Tokyo Stock Exchange on March 12, 2002 as the first REIT in Japan to focus exclusively on retail facilities. Since then, JRF has steadily acquired properties and continued to experience external growth. As a result, JRF owns a total of 50 properties (total assets value of approximately 588.5 billion yen) as at the end of the 15th fiscal period (August 31, 2009). In the 16th fiscal period (September 1, 2009 through February 28, 2010), JRF is prioritizing the strengthening of its financial base pursuant to a “crisis management scenario” established in the 15th fiscal period, placing a high priority on reinforcing its financial strength. While the environment for retail business continues to be challenging, and a careful and conservative approach should be continued for management of the portfolio of retail facilities and internal growth strategies, JRF is also seeking growth opportunities, including external growth, because financial targets, such as the implementation of long-term borrowings, have been achieved to a large extent and it is thought that the worst is over for the environment surrounding the real estate market. JRF considers the Merger as the first step towards such new growth.
LJR was incorporated as eAsset Investment Corporation on May 2, 2005 and was listed on the REIT section of the Tokyo Stock Exchange on September 7, 2005. LJR subsequently joined the LaSalle Group, an international real estate service provider, and changed its name to LaSalle Japan REIT Inc. on January 16, 2008, aiming for external growth and improvement of the value of the real estate portfolio leveraging LaSalle Group’s strengths in acquisition and analysis of property information. LJR owns a total of 21 properties (total assets value of approximately 128.4 billion yen) as of the end of the 8th fiscal period (October 31, 2009). A characteristic of LJR is its balanced portfolio that includes offices and residential properties, while focusing on retail facilities. Currently, LJR has been taking a defensive strategy for both portfolio operation and its financial position in response to the change in the economic climate, but at the same time, LJR has continued serious discussions about how to maximize unitholder value given the current environment, and through those discussions reached the conclusion that the Merger would be the most ideal choice for its unitholders.

(2)	Investment Policy After the Merger

JRF has mainly targeted retail facilities for its investment. However, JRF, as the surviving corporation after the Merger, will not just own its current retail facilities, but in the initial stages after the Merger will also own offices and residential properties currently owned by LJR. However, offices and residential properties will only constitute a very small portion of JRF’s entire portfolio after the Merger, and JRF will continue to manage assets based on the principle that it is a REIT focused exclusively on retail facilities. JRF intends, as a general principle, to sell the offices and residential properties, in cooperation with Mitsubishi Corporation (“MC”), which is a sponsor of JRF, and return to a portfolio consisting solely of retail facilities in the medium-to-long term.
JRF plans to retain its current asset management company, Mitsubishi Corp.-UBS Realty Inc., to manage JRF’s assets after the Merger.

2.	Summary of the Merger
(1)	Schedule for the Merger

Approval of the Merger Agreement at JRF and LJR board of directors meetings	December 15, 2009
Execution date of the Merger Agreement	December 15, 2009
Date of JRF and LJR general meetings of unitholders	January 26, 2010 (scheduled)
Date for delisting of LJR’s units	February 24, 2010 (scheduled)
Record date for JRF’s unit split	February 28, 2010 (scheduled)
Effective date of JRF’s unit split Effective date of Merger	March 1, 2010 (scheduled)
Date of registration of Merger	March 12, 2010 (scheduled)
JRF decided to carry out the Merger in accordance with the procedure for short-form mergers set out in Article 149-7, Paragraph 2 of the Law Concerning Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended) (the “Investment Trust Law”). Therefore, an item regarding the approval of the Merger Agreement will not be submitted to the general meeting of JRF’s unitholders, and only the items such as the amendment to the articles of incorporation set out as described in “(4) Amendment to the Articles of Incorporation of the Surviving Corporation (JRF)” below are scheduled to be submitted to such meeting.

(2)	Method of the Merger
The Merger will be an absorption-type merger with JRF as the surviving corporation, and LJR will be dissolved.

(3)	Allotment of Units in the Merger

	JRF	LJR
	(Surviving corporation)	(Absorbed corporation)
Allotment of Units in the Merger	1	1.18
		(Reference: Before JRF unit split) 0.295 (Note 1)

*	Number of new units of JRF to be issued through the Merger: 142,190 units (Expected)

Note 1:	JRF plans a four-for-one unit split with February 28, 2010 as the record date for the unit split and March 1, 2010 as the effective date. The merger ratio above and the number of new units to be issued and allotted by JRF are based on this unit split being made. When allotting units of JRF at a ratio of 0.295 units of JRF per one unit of LJR based on the merger ratio before taking the said unit split into consideration, a large number of unitholders of LJR are expected to receive only fractional units of JRF. Therefore, prior to the allotment to LJR’s unitholders, a four-for-one unit split for units of JRF will be implemented, and after this unit split, allotment at a ratio of 1.18 units (post-unit split) of JRF per one unit of LJR will be carried out. For details of this unit split, please refer to the “Notice Concerning Unit Split” disclosed by JRF today. The fractional units of JRF (post-unit split) that arise as a result of the allotment and distribution to LJR’s unitholders will be aggregated and sold on the market, and the proceeds from this sale will be distributed to unitholders receiving fractional units based on the fraction held.

Note 2:	JRF plans to pay merger cash distribution within three months of the effective date of the Merger, in lieu of the cash distribution payable for the fiscal period of LJR from November 1, 2009 to February 28, 2010, to LJR’s unitholders as of February 28, 2010, for the amount equivalent to the cash distribution of such period (amount equivalent to LJR’s distributable amount as of the preceding day of the effective date of the Merger divided by the total number of LJR’s issued units as of the preceding day of the effective date of the Merger). Details will be announced as soon as they are determined.

(4)	Amendment to the Articles of Incorporation of the Surviving Corporation (JRF)
As described above in “1. (2) Investment Policy After the Merger”, upon completion of the Merger, JRF, the main investment target of which is retail facilities, will initially own the offices and residential properties currently owned by LJR. JRF therefore intends to submit a proposal to amend its articles of incorporation regarding its investment policy to the general meeting of unitholders of JRF scheduled to be held on January 26, 2010. With respect to the details of the amendment to the articles of incorporation, please refer to “Notice regarding Amendment to the Article of Incorporation of the Investment Corporation and Appointment of Directors” disclosed by JRF today.

(5)	Conditions for the Merger
The Merger Agreement provides that JRF or LJR may terminate the Merger Agreement upon discussion with and a written notification to the other party by the effective date of the Merger, if any of the following conditions is met on the day preceding the effective date of the Merger: (a) approval of the general meetings of unitholders of both JRF and LJR, other procedures pursuant to applicable laws and ordinances, or the acquisition of required permits and approvals are not completed, (b) consents from the other contractual parties such as consents regarding financial covenants and termination of security interests of loan agreements cannot be obtained, (c) it is not expected that the asset management agreement and other agreements executed by LJR will be terminated or appropriate amendments will be made thereto, (d) there has been a change since the execution of the Merger Agreement in the holdings of units by specific major unitholders of LJR or under other certain conditions. For the details of these conditions above, please refer to “Notice of Convocation of the General Meeting of Unitholders for Approval of Merger Agreement etc.” disclosed by LJR today.

3.	Grounds for Calculation of Allotment of Units under the Merger
(1)	Basis of Calculation
JRF retained Morgan Stanley Japan Securities Co., Ltd. (“Morgan Stanley”) and Mitsubishi UFJ Securities Co., Ltd. (“MUS”) and LJR retained Goldman Sachs Japan Co., Ltd. (“Goldman Sachs”), respectively, as their respective financial advisors, and in each case, in order to support the fairness of the calculation of the merger ratio for the Merger, JRF and LJR requested that their respective financial advisor(s) perform financial analyses regarding the merger ratio for the Merger.
Morgan Stanley conducted its analysis of the merger ratio by comprehensively considering the results of the analysis based on the market unit price analysis, comparable REITs analysis, dividend capitalization analysis, discounted cash flow analysis, and adjusted net asset value analysis in order to produce a diverse analysis of the market unit value and future profitability of both JRF and LJR. A summary of the analysis performed by Morgan Stanley is as follows.

	Range for the merger ratio (before splitting the units)
	JRF	LJR
Market unit price analysis	1	0.293~0.299
Comparable REITs analysis	1	0.231~0.357

	Range for the merger ratio (before splitting the units)
	JRF	LJR
Dividend capitalization analysis	1	0.282~0.378
Discounted cash flow analysis	1	0.231~0.384
Adjusted net asset value analysis	1	0.356~0.601
The market unit price analysis was conducted based on the closing market unit price as of the base date of calculation (October 28, 2009) and the average closing market unit prices for one month, three months and six months prior to the base date of calculation, considering the recent market trading trends of units of both investment corporations.
MUS conducted its analysis of the merger ratio by comprehensively considering the results of the analysis based on the market unit price method, comparable company method, and discounted dividend method in order to produce a diverse analysis of the units of both JRF and LJR. A summary of the analysis performed by MUS is as follows.

	Range for the merger ratio (before splitting the units)
	JRF	LJR
Market unit price method	1	0.280~0.312
Comparable company method	1	0.289~0.394
Discounted dividend method	1	0.193~0.345
The market unit price method was conducted based on the closing market unit price as of the base date of calculation (October 28, 2009) and the average closing market unit prices for one month, three months and six months prior to the base date of calculation, considering the recent market trading trends of units of both investment corporations.
Please refer to Note 1 and Note 2 below for more detailed descriptions about the assumptions and disclaimers for the analyses of Morgan Stanley and MUS respectively.
Goldman Sachs performed an average market unit price analysis, a dividend discount model analysis, an earnings contribution analysis, and a net asset value analysis based on publicly available information and financial projections prepared by LJR management, as approved for Goldman Sachs’ use by LJR. A summary of the analysis performed by Goldman Sachs is as follows.

	Range for the merger ratio (before splitting the units)
	JRF	LJR
Average market unit price analysis	1	0.288~0.304
Dividend discount model analysis	1	0.185~0.231
Earnings contribution analysis	1	0.107~0.231
Net asset value analysis	1	0.268~0.321
Goldman Sachs also performed an accretion / dilution analysis.
Please refer to Note 3 below for a more detailed description about the assumptions and disclaimers for the analyses performed by Goldman Sachs.

(2)	Background to Calculation
The merger ratio for the Merger was determined to be appropriate by JRF and LJR and the Merger Agreement was executed, as a result of careful discussions and negotiations with consideration of various factors regarding JRF and LJR, such as the financial results, the status of assets and liabilities, prospects of the business, the synergies to be created by the Merger, and the results of the financial analyses conducted by the financial advisors to JRF and LJR.

(3)	Relationship with Financial Advisors
None of Morgan Stanley, MUS, or Goldman Sachs falls under the definition of an “Affiliated Party” of JRF or LJR as set forth in Article 67, Paragraph 4 of the Ordinance Regarding Calculation of the Investment Corporation (Cabinet Ordinance No. 47 of 2006, as amended).

(4)	Expectation of and Reasons for Delisting
The Merger is an absorption-type merger, whereby JRF is the surviving corporation and LJR will dissolve in accordance with Article 143 of the Investment Trust Law, and units issued by LJR are expected to be delisted pursuant to the criteria for delisting set out by the Tokyo Stock Exchange, Inc. (“TSE”). The scheduled date for delisting of LJR’s units is February 24, 2010.

(5)	Measures to Support the Fairness
As described in items (1)- through (3) above, JRF and LJR requested their respective financial advisors to perform financial analysis regarding the merger ratio. In determining the appropriate merger ratio, JRF and LJR considered various factors including the financial analyses performed by their respective financial advisors.
In order to support the fairness of the Merger, JRF retained Morgan Stanley and MUS, which are independent third-party financial advisors, for its unitholders, and obtained merger ratio calculation reports, in which analyses of allotment of units in the Merger were performed from a financial viewpoint under certain assumptions. Given the above, the board of directors of JRF has determined that measures for supporting the fairness of the Merger were adequately implemented. LJR retained Goldman Sachs as its financial advisor and received the analyses of the merger ratio performed by Goldman Sachs in order to support the fairness of the Merger. Based on its consideration of various factors, including such financial analyses, the board of LJR concludes that it has taken adequate measures to support the fairness of the Merger.

4.	Outline of Merging Parties

		(Surviving corporation)		(Absorbed corporation)
1)	Name	Japan Retail Fund Investment Corporation		LaSalle Japan REIT Inc.
2)	Address	20th Floor, Tokyo Building 7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo		13-10, Nagata-cho 2-chome, Chiyoda- ku, Tokyo
3)	Executive Director	Yorishige Kondo		Satoru Yamanaka
4)	Unitholders’ Capital	250,764 million yen		53,284 million yen
5)	Date of Incorporation	September 14, 2001		May 2, 2005
6)	Total Units Issued	386,502 units		120,500 units
7)	End of Fiscal Period	February and August		April and October
8)	Principal Assets under Management	Real Property Trust Beneficial Interests and Real Properties		Real Property Trust Beneficial Interests
9)	Main Banks	Development Bank of Japan Inc. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Sumitomo Trust and Banking Co., Ltd. Mizuho Corporate Bank, Ltd.		Sumitomo Mitsui Banking Corporation Aozora Bank, Ltd. Mizuho Corporate Bank, Ltd.
10)	Major Unitholders and Unitholding Ratio (Note)	NikkoCiti Trust and Banking Corporation (Investment Trust Account)	8.10%	London Property TMK	23.07%
		Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	7.02%	NikkoCiti Trust and Banking Corporation (Investment Trust Account)	7.83%
		Japan Trustee Services Bank, Ltd. (Trust Account)	6.76%	Europe Property TMK	7.46%

		(Surviving corporation)		(Absorbed corporation)
		Mitsubishi Corporation	3.61%	Tamweelview Société Anonyme	4.97%
		Government of Singapore Investment Corporation Pte Ltd.	3.61%	Japan Trustee Services Bank, Ltd. (Trust Account)	4.89%
11)	Number of Properties in Portfolio(Note)	Retail Facilities	50	Retail Facilities etc.	5
				Office Buildings	10
				Residential Properties	6
				Total	21
12)	Book Value (Note)	Retail Facilities	559.2 billion yen	Retail Facilities etc. Office Buildings Residential Properties Total	75.2 billion yen 23.7 billion yen 19.2 billion yen 118.2 billion yen
13)	Business Results for Last 3 Fiscal Periods

	Japan Retail Fund Investment Corporation			LaSalle Japan REIT Inc.
Fiscal Period Ended in	Aug. 2008	Feb. 2009	Aug. 2009	Oct. 2008	Apr. 2009	Oct. 2009
Operating Revenue	20,254	20,447	20,503	3,816	3,739	3,757
Operating Income	7,778	7,883	7,773	1,965	1,950	1,953
Ordinary Income	6,095	6,040	5,897	1,206	993	818
Current Net Income	6,080	5,820	5,880	1,216	992	817
Current Net Income per Unit (yen)	15,732	15,059	15,215	10,097	8,238	6,780
Distribution per Unit (yen)	15,733	15,059	15,216	10,098	8,238	6,781
Net Assets per Unit (yen)	664,538	663,864	664,020	451,905	449,956	448,486
Net Assets	256,845	256,584	256,645	54,454	54,219	54,042
Gross Assets	589,630	578,674	588,500	130,145	129,510	128,464

(Unless otherwise specified, the table is shown in units of million yen.)
14)	Name of Asset Management Company	Mitsubishi Corp.-UBS Realty Inc.	LaSalle Investment Advisors K.K.
15)	Address of Asset Management Company	20th Floor, Tokyo Building 7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo	13-10, Nagata-cho 2-chome, Chiyoda-ku, Tokyo
16)	Title and Name of Representative of Asset Management Company	Takuya Kuga, President & CEO	Satoru Yamanaka, Representative Director & President
17)	Relationship with Other Parties	There is no capital, personnel, or business relationship to be noted between the merging parties and the asset management companies and their related persons and affiliates. No company falls under the definition of an Affiliated Party.

(Note)	The status of major unitholders and unitholding ratios, the number of properties in the portfolio and the book value for JRF is as of August 31, 2009 and as of October 31, 2009 for LJR.

5.	Post-Merger Status
(1)	Status of Surviving Corporation

1)	Name	Japan Retail Fund Investment Corporation (surviving corporation)
2)	Address	20th Floor, Tokyo Building 7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
3)	Executive Director	Yorishige Kondo
4)	Unitholders’ Capital	Undetermined; to be announced once confirmed
5)	End of Fiscal Period	February and August
6)	Net Assets	Undetermined; to be announced once confirmed

7)	Gross Assets	Undetermined; to be announced once confirmed
8)	Name of Asset Management Company	Mitsubishi Corp.-UBS Realty Inc.
9)	Address of Asset Management Company	20th Floor, Tokyo Building 7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
10)	Title and Name of Representative of Asset Management Company	Takuya Kuga, President & CEO

(2)	Major Unitholders and Unitholding Ratio before and after the Merger

Before the Merger
JRF (as of August 31, 2009)		LJR (as of October 31, 2009)
NikkoCiti Trust and Banking Corporation (Investment Trust Account)	8.10%	London Property TMK	23.07%
Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	7.02%	NikkoCiti Trust and Banking Corporation (Investment Trust Account)	7.83%
Japan Trustee Services Bank, Ltd. (Trust Account)	6.76%	Europe Property TMK	7.46%
Mitsubishi Corporation	3.61%	Tamweelview Société Anonyme	4.97%
Government of Singapore Investment Corporation Pte Ltd.	3.61%	Japan Trustee Services Bank, Ltd. (Trust Account)	4.89%
The Nomura Trust & Banking Co., Ltd. (Investment Trust Account)	3.11%	GOLDMAN SACHS INTERNATIONAL	3.34%
CBLDN STICHTING PGGM DEPOSITORY	2.95%	The Master Trust Bank of Japan, Ltd. (Trust Account)	2.54%
The Master Trust Bank of Japan, Ltd. (Trust Account)	2.81%	Finventures UK Limited	2.48%
The Fuji Fire and Marine Insurance Company, Limited	2.62%	LASALLE ASIA OPPORTUNITY II SARL	1.82%
The Bank of New York, Treaty JASDAQ Account	2.00%	Asset Managers Holdings Co., Ltd.	1.65%

After the Merger (simple combination after taking into account merger ratio)
NikkoCiti Trust and Banking Corporation (Investment Trust Account)	8.08%
Japan Trustee Services Bank, Ltd. (Trust Account)	6.61%
Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	6.53%
Mitsubishi Corporation	3.31%
Government of Singapore Investment Corporation Pte Ltd.	3.31%
The Nomura Trust & Banking Co., Ltd. (Investment Trust Account)	2.93%
The Master Trust Bank of Japan, Ltd. (Trust Account)	2.79%
CBLDN STICHTING PGGM DEPOSITORY	2.71%
The Fuji Fire and Marine Insurance Company, Limited	2.40%
The Bank of New York, Treaty JASDAQ Account	1.84%

Note:	Post-merger major unitholders and unitholding ratio were calculated by simply combining (i) the units calculated assuming that JRF’s units are allocated as described above in “(3) Allotment of Units in the Merger” in “2. Summary of the Merger” for units held by each unitholder of LJR as of October 31, 2009, with (ii) the units held by each unitholder of JRF as of August 31, 2009.

(3)	Amendment to Asset Management Agreement
JRF plans to retain Mitsubishi Corp.-UBS Realty Inc., JRF’s current asset management company, as manager of JRF’s assets after the Merger. Also, LJR plans to terminate the asset management agreement between LaSalle Investment Advisors K.K. as of the effective date of the Merger upon obtaining approval from the general meeting of unitholders of LJR.

(4)	Amendment to Investment Policy
As described above in “2. (4) Amendment to the Articles of Incorporation of the Surviving Corporation (JRF)”, JRF intends to submit an item to amend its articles of incorporation regarding its investment policy to the general meeting of unitholders of JRF. For the details of the amendment to the articles of incorporation, please refer to “Notice regarding Amendment to the Article of Incorporation of the Investment Corporation and Appointment of Directors” disclosed by JRF today. JRF intends, as a general principle, to sell the offices and residential properties held as a result of the Merger, and return to a portfolio consisting solely of retail facilities in the medium-to-long term.

(5)	Amendment to Agreement with Sponsor, etc.
The pipeline support agreement between LJR and LaSalle Investment Management K.K. (“LIM”) is scheduled to be terminated upon the Merger. No other matters have yet been determined, and will be announced once determined.

6.	Outline of Accounting Method
It is assumed that the Merger will be classified as an acquisition under the Accounting Standards for Business Combinations (ASBJ Guidance No. 21; amended on December 26, 2008) and thus the purchase method will apply to the Merger. Also, we assume that the Merger will result in negative goodwill rather than positive goodwill. Please refer to “Revision of Performance and Distribution Forecast for the Six Month Period Ending August 2010 (17th fiscal period)” disclosed by JRF today for details on the amount of negative goodwill expected at this stage.

7.	Outlook
The execution of the Merger Agreement is expected to have negligible influence on JRF’s performance for the fiscal period ending February 2010 (from September 1, 2009 through February 28, 2010), and therefore the forecast of the performance will not be revised. With regard to the forecast for LJR’s projected performance for the fiscal period of November 1, 2009 through February 28, 2010, please refer to “Financial Result for the Fiscal Period ending October 2009” disclosed by LJR today.
For the future outlooks, such as JFR’s performance forecast, after the Merger, please refer to “Revision of Performance and Distribution Forecast for the Six Month Period Ending August 2010 (17th fiscal period)” disclosed by JRF today.
(Note1)	In performing the merger ratio analysis set forth above, Morgan Stanley relied upon the information provided by both corporations, information available to the public, and other information, assumed that all of the materials and information used by it was accurate and complete, and did not independently verify the accuracy and completeness thereof. Morgan Stanley did not make a request to any third party to make any independent valuation, appraisal or assessment of the assets or liabilities (including but not limited to the off-balance-sheet assets and liabilities as well as other contingent liabilities) of either JRF or LJR. Moreover, with respect to the financial forecast of both corporations and information regarding synergy effects expected as a result of the Merger, Morgan Stanley assumed that such information has been prepared by the management of both corporations on a reasonable basis reflecting the best and reasonable estimates and judgments of the management. Morgan Stanley’s merger ratio analysis was based on the abovementioned information as of October 28, 2009.

(Note2)	MUS has used the information provided by both corporations, in addition to publicly available information, to conduct the merger ratio analysis. MUS has not conducted any independent verification on the accuracy or completeness of the materials and information, but rather has assumed that all such materials and information are accurate and complete. In addition, MUS has not made any independent evaluation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of both corporations, nor has MUS independently analyzed or assessed each individual asset and liability. MUS has not appointed any third party for appraisal or assessment. MUS analyzed the merger ratio based on information and economic conditions up to and as of October 28, 2009, and MUS assumes that the financial projections (including the profit plan and other information) reported by both corporations have been rationally prepared on the basis of the best possible estimates and judgment currently available from the management of both corporations.

(Note3)	Goldman Sachs’ analyses are necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, December 15, 2009 (except in the case of unit price data as noted below) and Goldman Sachs has assumed no responsibility for updating, revising or reaffirming the analyses based on circumstances, developments or events occurring after such date. Goldman Sachs did not attribute any particular weight to any factor considered by it.

Goldman Sachs provided its advisory services and the analyses solely for the information and assistance of the board of directors of LJR in connection with its consideration of the Merger and such analyses do not constitute a recommendation as to how any unitholder of LJR should vote with respect to the Merger or any other matter. Goldman Sachs did not provide, nor was it asked to provide, any opinion with respect to the fairness of the merger ratio for the Merger or the Merger and did not recommend any specific merger ratio to LJR or its board of directors or that any specific merger ratio constituted the only appropriate merger ratio for the Merger.

The quantitative information used in Goldman Sachs’ financial analyses, is based on closing unit prices up to October 29, 2009, the last closing of trading before the announcement of the parties’ execution of the Memorandum, and otherwise on data as it existed on December 15, 2009, and is not necessarily indicative of current market conditions.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, LJR, JRF, LIM, MC, UBS.AG and any of their respective affiliates or any currency or commodity that may be involved in the Merger for their own account and for the accounts of their customers. Goldman Sachs has acted as financial advisor to LJR in connection with, and has participated in certain of the negotiations leading to, the Merger. Goldman Sachs expects to receive fees for its services in connection with the Merger, a portion of which is contingent upon consummation of the Merger, and LJR has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement. Goldman Sachs has provided certain investment banking and other financial services to UBS.AG and its affiliates from time to time. Goldman Sachs also may provide investment banking and other financial services to LJR, JRF, LIM, MC, UBS.AG and their respective affiliates in the future. In connection with the above-described services, Goldman Sachs has received, and may receive, compensation.

In connection with performing its financial analyses, Goldman Sachs reviewed, among other things, the Merger Agreement; the biannual securities reports (Yuka Shoken Hokokusyo) of LJR for the three fiscal periods ended April 30, 2009; certain biannual unaudited financial statements of LJR for the fiscal period ended October 31, 2009; certain other communications from LJR and JRF to their respective unitholders and the public; certain publicly available research analyst reports for JRF; the biannual securities reports (Yuka Shoken Hokokusyo) of JRF for the three fiscal periods ended August 31, 2009; certain internal financial analyses and forecasts for JRF prepared by its management; and certain internal financial analyses, including net asset value estimates, and forecasts for LJR prepared by its management, both stand-alone and giving effect to the Merger with respect to such forecasts, and certain financial analyses, including net asset value estimates, and forecasts for JRF prepared by the management of LJR, in each case as approved for Goldman Sachs’ use by LJR (the “Forecasts”), including certain cost savings and operating synergies projected by the managements of LJR and JRF to result from the Merger as approved for Goldman Sachs’ use by LJR (the “Synergies”). Goldman Sachs also held discussions with members of the senior management of LJR and the asset management companies of LJR and JRF regarding their assessment of the past and current business operations, financial condition and future prospects of JRF and the strategic rationale for, and the potential benefits of, the Merger, and with the members of senior management of LJR regarding their assessment of the past and current business operations, financial condition and future stand-alone prospects of LJR, including LJR’s funding structure and the current funding constraints in the Japanese property market. In addition, Goldman Sachs reviewed the reported price and trading activity for the units of LJR, compared certain financial and stock market information for LJR and certain financial information for JRF with similar financial and stock market information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the US and Japanese REIT industries and other relevant industries and performed such other studies and analyses, and considered such other factors, as Goldman Sachs considered appropriate.

In connection with performing its financial analyses, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it and does not assume any liability for any such information. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of LJR or JRF or any of their respective subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. LJR informed Goldman Sachs, and Goldman Sachs has assumed, that the units of JRF will continue to be listed on the Tokyo Stock Exchange following consummation of the Merger. In addition, Goldman Sachs assumed that the Merger will be consummated, on the basis of the terms and conditions set forth in the Merger Agreement, without any waiver or modification of any term or condition the effect of which will have any adverse effect on LJR or JRF or on the expected benefits of the Merger in anyway meaningful to its analysis. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on LJR or JRF or on the expected benefits of the Merger in any way meaningful to Goldman Sachs’ analysis. In addition, Goldman Sachs also assumed with LJR’s consent, that the Forecasts, including the Synergies, had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of LJR. Goldman Sachs did not express any view on (i) the impact of the Merger on the solvency or viability of LJR or JRF or the ability of any of LJR or JRF to pay its obligations when they come due, (ii) any legal, regulatory, tax or accounting matters, (iii) the underlying business decision of LJR to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to LJR, (iv) the prices at which units of LJR will trade at any time, or (v) the consideration to be paid to LaSalle Investment Advisors K.K. in respect of the termination of the current asset management agreement.
[Provisional Translation Only]
The English translation of the original Japanese document is provided solely for information purposes. Should there be any discrepancies between this translation and the Japanese original, the latter shall prevail.
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